October 16, 2013

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: John Reynolds

Re:	Sprague Resources LP
Registration Statement on Form S-1
Registration No. 333-175826

Ladies and Gentlemen:

Pursuant to the request of the staff of the Securities and Exchange Commission, via a telephone conversation on October 16, 2013 with respect to the above-referenced registration statement, as amended by Amendment No. 9 filed through EDGAR on October 15, 2013 (as amended, the “Registration Statement”), Sprague Resource LP (the “Registrant”) hereby represents that, based on the most recent available NYMEX forward prices as of the close of business on October 15, 2013, if the Registration Statement were to be revised to reflect such updated NYMEX forward prices, there would be no material change to the forecast data set forth in the Registration Statement.

If you need additional information, please contact Adorys Velazquez of Vinson & Elkins, LLP at (212) 237-0036.

[Signature page follows]

Securities and Exchange Commission

Very truly yours,

Sprague Resources LP

Sprague Resources GP LLC, its general partner

By:	/s/ Paul A. Scoff
Name:	Paul A. Scoff
Title:	Vice President, General Counsel, Chief Compliance Officer and Secretary

cc:	Adorys Velazquez (Vinson & Elkins L.L.P.)
Joshua Davidson (Baker Botts L.L.P.)
Douglass M. Rayburn (Baker Botts L.L.P.)
David C. Glendon (Sprague Resources LP)
Gary A. Rinaldi (Sprague Resources LP)